UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.
(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3E8
Tel: (604) 895-2700

(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8: File Nos. 333-257254 and 333-252631.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the three months ended March 29, 2024 and March 31, 2023
99.2	Management's Discussion and Analysis for the three months ended March 29, 2024
99.3	CEO - Certification of Interim Filings
99.4	CFO - Certification of Interim Filings
99.5	News release dated April 23, 2024 re: West Fraser Announces First Quarter 2024 Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024
WEST FRASER TIMBER CO. LTD.
/s/ Christopher A. Virostek
Christopher A. Virostek Senior Vice-President, Finance and Chief Financial Officer